                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 6

                    under the Securities Exchange Act of 1934

                       UNITED INVESTORS INCOME PROPERTIES
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
                              --------------------
                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                            TELEPHONE: (303) 757-8081

                                 with a copy to:
                                GREGORY M. CHAIT
                               KATHERINE M. KOOPS
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                   191 PEACHTREE STREET, N.E., SIXTEENTH FLOOR
                           ATLANTA, GEORGIA 30303-1740
                            TELEPHONE: (404) 572-6600
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               SEPTEMBER 24, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.
                                               OF ABOVE PERSON
         AIMCO PROPERTIES, L.P.
         84-1275721
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]

                                                                        (b)[X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         WC, BK
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH         ----------------------------------------------------
                               8     SHARED VOTING POWER

                                          19,161 UNITS
                            ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                          19,161 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,161 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         APPROXIMATELY 31.38%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.
                                               OF ABOVE PERSON
         AIMCO-GP, INC.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]

                                                                        (b)[X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH         ----------------------------------------------------
                               8     SHARED VOTING POWER

                                          19,161 UNITS
                            ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                          19,161 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,161 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         APPROXIMATELY 31.38%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.
                                               OF ABOVE PERSON

         APARTMENT INVESTMENT AND MANAGEMENT COMPANY
         84-129577
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]

                                                                        (b)[X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         MARYLAND
--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH         ----------------------------------------------------
                               8     SHARED VOTING POWER

                                          20,199 UNITS
                            ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                          20,199 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,199 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         APPROXIMATELY 33.08%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.
                                               OF ABOVE PERSON

         INSIGNIA PROPERTIES, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]

                                                                        (b)[X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH         ----------------------------------------------------
                               8     SHARED VOTING POWER

                                          88 UNITS
                            ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                          88 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         88 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         LESS THAN 1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.
                                               OF ABOVE PERSON

         AIMCO/IPT, INC.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]

                                                                        (b)[X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH         ----------------------------------------------------
                               8     SHARED VOTING POWER

                                          88 UNITS
                            ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                          88 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         88 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         LESS THAN 1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.
                                               OF ABOVE PERSON

         UNITED INVESTORS REAL ESTATE, INC.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]

                                                                        (b)[X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH         ----------------------------------------------------
                               8     SHARED VOTING POWER

                                          950 UNITS
                            ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                          950 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         950 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         APPROXIMATELY 1.55%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         The name of the issuer is United Investors Income Properties, a Missouri partnership (the "Partnership"), and the address of its principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, CO 80222. The Partnership's general partner is United Investors Real Estate, Inc., a Delaware corporation (the "General Partner"). The title of the class of equity securities to which this statement relates is the Partnership's Units of Limited Partnership Interest ("Units").

         This Amendment No. 6 (this "Amendment") amends Items 1, 2, 4, 5 and 7 of the Statement on Schedule 13D filed by AIMCO Properties, L.P., on May 27, 1999, as amended by Amendments 1 through 5.

Item 2.  Identity and Background

         (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

             (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at 2000 South Colorado Blvd, Suite 2-1000, Denver, CO 80222. Its principal business concerns owning and operating multifamily residential properties.

             (2) AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), with principal office at 2000 South Colorado Blvd, Suite 2-1000, Denver, CO 80222. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

             (3) Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with principal office at 2000 South Colorado Blvd. Suite 2-1000, Denver, CO 80222. Its principal business involves owning and managing multifamily residential properties.

             (4) Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), with principal office at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602. Its principal business consists of owning and operating securitized real estate assets.

             (5) AIMCO/IPT, Inc., a Delaware corporation ("AIMCO/IPT"), with principal office at 2000 South Colorado Blvd. Suite 2-1000, Denver, CO 80222. Its principal business concerns owning and operating multifamily residential properties.

             (6) United Investors Real Estate, Inc., a Delaware corporation ("UIRE"), with principal office at 2000 South Colorado Blvd. Suite 2-1000, Denver, CO 80222. Its principal business consists of acting as the general partner of United Investors Income Properties.

         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

         AIMCO Properties is currently making a tender offer for any and all units of the Partnership at a price of $120.40 in cash per unit. The tender offer is currently scheduled to expire on October 2, 2001. The specific terms of the tender offer are set forth in the offer to purchase, filed as exhibit 1 to the Schedule TO filed on September 4, 2001, by AIMCO Properties, and Supplement thereto, filed as exhibit 7 to the Schedule TO/A filed September 24, 2001 and incorporated herein by this reference. AIMCO Properties believes that its offer provides an opportunity to increase its ownership interest in the Partnership's property while providing the Partnership's investors with an opportunity to liquidate their current investment.

         AIMCO-GP, AIMCO, IPLP, AIMCO/IPT and UIRE do not have any present plans to acquire or sell additional Units. AIMCO Properties, AIMCO-GP, AIMCO, IPLP, AIMCO/IPT and UIRE do not have any present plans or proposals which relate to or would result in any material changes in the Partnership's structure or business such as a merger, reorganization or liquidation. These entities have no present intention to cause the Partnership to sell any of its properties or to prepay current mortgages within any specified time period. A merger or other consolidation transaction may require a vote of the limited partners of the Partnership in accordance with the partnership's Limited Partnership Agreement or applicable state laws.

Item 5.  Interest in Securities of the Issuer

         As of the date of this schedule, the Reporting Persons directly own the following numbers and percentages of Units:

                                            Number of Shared                    Percentage of
         Entity or Person                   and Voting Units                    Class Represented
         ----------------                   ----------------                    -----------------
         AIMCO Properties                   19,161                              31.38%
         IPLP                               88                                  Less than 1%
         UIRE                               950                                 1.55%

         AIMCO owns a controlling interest in AIMCO Properties through its wholly-owned subsidiaries, AIMCO-LP, Inc., a Delaware corporation, and AIMCO-GP. AIMCO-LP is a limited partner of AIMCO Properties and AIMCO-GP is the sole general partner of AIMCO Properties. UIRE is a wholly-owned subsidiary of AIMCO and also acts as the sole general partner of the Partnership. The general partner of the Partnership is an indirect wholly owned subsidiary of AIMCO/IPT, which in turn is a wholly owned subsidiary of AIMCO. As a result of its 1998 merger with Insignia Financial Group, Inc., AIMCO directly owns the Insignia entities and thus shares voting and dispositive power over 33.08% of the Partnership Units.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 7.1 Agreement of joint filing, dated September 25, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2001


                                        AIMCO PROPERTIES, L.P.

                                        By:  AIMCO-GP, INC.
                                                (General Partner)


                                        By: /s/ PATRICK J. FOYE
                                            ----------------------------------
                                                 Executive Vice President

                                        AIMCO-GP, INC.


                                        By: /s/ PATRICK J. FOYE
                                            ----------------------------------
                                                 Executive Vice President

                                        APARTMENT INVESTMENT AND
                                        MANAGEMENT COMPANY


                                        By: /s/ PATRICK J. FOYE
                                            ----------------------------------
                                                 Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.


                                        By: /s/ PATRICK J. FOYE
                                            ----------------------------------
                                                 Executive Vice President

                                        AIMCO/IPT, INC.


                                        By: /s/ PATRICK J. FOYE
                                            ----------------------------------
                                                 Executive Vice President

                                        UNITED INVESTORS INCOME
                                        PROPERTIES, INC.


                                        By: /s/ PATRICK J. FOYE
                                            ----------------------------------
                                                 Executive Vice President

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
 7.1           Agreement of joint filing, dated September 25, 2001.